                       UNITED STATES                        OMB APPROVAL
              SECURITIES AND EXCHANGE COMMISSION     ---------------------------
                   Washington, D.C. 20549            OMB NUMBER:       3235-0145
                                                     Expires:    August 31, 1999
                                                     Estimated average burden
                       SCHEDULE 13D hours per response .. 14.90 Under the Securities Exchange Act of 1934 ---------------------------
                  (Amendment No. _______)*


                        Chicago Pizza & Brewery, Inc.
-------------------------------------------------------------------------------
                              (Name of Issuer)

                        Common Stock, no par value
-------------------------------------------------------------------------------
                      (Title of Class of Securities)

                                  167889104
-------------------------------------------------------------------------------
                               (CUSIP Number)

                                Alex Meruelo
                         7920 Orangethorpe Avenue
                           Buena Park, CA  90620
                               (714) 670-0935
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                May 27, 1999
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

       Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

       *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





       POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (10-97)

CUSIP No.  167889104
-------------------------------------------------------------------------------
          1.  Names of Reporting Persons.
              I.R.S. Identification Nos. of above persons (entities only).

              Alex Meruelo; La Pizza Loca, Inc. (95-4238101)
-------------------------------------------------------------------------------
          2.  Check the Appropriate Box if a Member of a Group (See
              Instructions)

              (a)  X
              (b)
-------------------------------------------------------------------------------
          3.  SEC Use Only
-------------------------------------------------------------------------------
          4.  Source of Funds (See Instructions) PF (for Alex Meruelo);
              WC (for La Pizza Loca, Inc.)
-------------------------------------------------------------------------------
          5.  Check if Disclosure of Legal Proceedings Is Required Pursuant
              to Items 2(d) or 2(e)
-------------------------------------------------------------------------------
          6.  Citizenship or Place of Organization  Alex Meruelo, USA citizen
                                                    La Pizza Loca, Inc.,
                                                    Calif. corporation
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

 Number of    7.  Sole Voting Power    Alex Meruelo--525,000 shares
 Shares                                La Pizza Loca, Inc.--0 shares
 Beneficially -----------------------------------------------------------------
 Owned        8.  Shared Voting Power  Alex Meruelo--341,000 shares
 by                                    La Pizza Loca, Inc.--341,000 shares
 Each         -----------------------------------------------------------------
 Reporting    9.  Sole Dispositive Power     Alex Meruelo--525,000 shares
 Person With                                 La Pizza Loca, Inc.--0 shares
              -----------------------------------------------------------------
              10. Shared Dispositive Power  Alex Meruelo--341,000 shares
                                            La Pizza Loca, Inc.--341,000 shares
-------------------------------------------------------------------------------
          11. Aggregate Amount Beneficially Owned     Alex Meruelo--866,000
              by Each Reporting Person                shares; La Pizza Loca--
                                                      341,000 shares; all
                                                      members of Group
                                                      collectively own 1,131,200
                                                      shares
-------------------------------------------------------------------------------
          12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
              (See Instructions)
-------------------------------------------------------------------------------
          13. Percent of Class Represented by Amount in Row (11)
                                                          11.3%; 14.77% for all
                                                          members of Group
-------------------------------------------------------------------------------
          14. Type of Reporting Person (See Instructions)

              Alex Meruelo--IN ; La Pizza Loca, Inc.--CO
              -----------------------------------------------------------------

              -----------------------------------------------------------------

              -----------------------------------------------------------------

CUSIP No.  167889104
-------------------------------------------------------------------------------
          1.  Names of Reporting Persons.
              I.R.S. Identification Nos. of above persons (entities only).

              Aaron Landon
-------------------------------------------------------------------------------
          2.  Check the Appropriate Box if a Member of a Group (See
              Instructions)

              (a)  X
              (b)
-------------------------------------------------------------------------------
          3.  SEC Use Only
-------------------------------------------------------------------------------
          4.  Source of Funds (See Instructions)  PF
-------------------------------------------------------------------------------
          5.  Check if Disclosure of Legal Proceedings Is Required Pursuant
              to Items 2(d) or 2(e)
-------------------------------------------------------------------------------
          6.  Citizenship or Place of Organization    USA citizen
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

 Number of    7.  Sole Voting Power       73,100 shares
 Shares       -----------------------------------------------------------------
 Beneficially 8.  Shared Voting Power
 Owned        -----------------------------------------------------------------
 by           9.  Sole Dispositive Power       73,100 shares
 Each         -----------------------------------------------------------------
 Reporting    10. Shared Dispositive Power
 Person With
-------------------------------------------------------------------------------
          11. Aggregate Amount Beneficially Owned     Aaron Landon 73,100
              by Each Reporting Person                shares; all members of
                                                      Group collectively own
                                                      1,131,200 shares
-------------------------------------------------------------------------------
          12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
              (See Instructions)
-------------------------------------------------------------------------------
          13. Percent of Class Represented by Amount in Row (11)
                                                          .95%; 14.77% for all
                                                          members of Group
-------------------------------------------------------------------------------
          14. Type of Reporting Person (See Instructions)

              IN
              -----------------------------------------------------------------

              -----------------------------------------------------------------

              -----------------------------------------------------------------

CUSIP No.  167889104
-------------------------------------------------------------------------------
          1.  Names of Reporting Persons.
              I.R.S. Identification Nos. of above persons (entities only).

              Stephen R. Miraglia
-------------------------------------------------------------------------------
          2.  Check the Appropriate Box if a Member of a Group (See
              Instructions)

              (a)  X
              (b)
-------------------------------------------------------------------------------
          3.  SEC Use Only
-------------------------------------------------------------------------------
          4.  Source of Funds (See Instructions)  PF
-------------------------------------------------------------------------------
          5.  Check if Disclosure of Legal Proceedings Is Required Pursuant
              to Items 2(d) or 2(e)
-------------------------------------------------------------------------------
          6.  Citizenship or Place of Organization    USA citizen
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

 Number of    7.  Sole Voting Power       130,000 shares
 Shares       -----------------------------------------------------------------
 Beneficially 8.  Shared Voting Power
 Owned        -----------------------------------------------------------------
 by           9.  Sole Dispositive Power       130,000 shares
 Each         -----------------------------------------------------------------
 Reporting    10. Shared Dispositive Power
 Person With
-------------------------------------------------------------------------------
          11. Aggregate Amount Beneficially Owned     Stephen R. Miraglia--
              by Each Reporting Person                130,000 shares; all
                                                      members of Group
                                                      collectively own 1,131,200
                                                      shares
-------------------------------------------------------------------------------
          12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
              (See Instructions)
-------------------------------------------------------------------------------
          13. Percent of Class Represented by Amount in Row (11)
                                                          1.70%; 14.77% for all
                                                          members of Group
-------------------------------------------------------------------------------
          14. Type of Reporting Person (See Instructions)

              IN
              -----------------------------------------------------------------

              -----------------------------------------------------------------

              -----------------------------------------------------------------

CUSIP No.  167889104
-------------------------------------------------------------------------------
          1.  Names of Reporting Persons.
              I.R.S. Identification Nos. of above persons (entities only).

              Blake Miraglia
-------------------------------------------------------------------------------
          2.  Check the Appropriate Box if a Member of a Group (See
              Instructions)

              (a)  X
              (b)
-------------------------------------------------------------------------------
          3.  SEC Use Only
-------------------------------------------------------------------------------
          4.  Source of Funds (See Instructions)  PF
-------------------------------------------------------------------------------
          5.  Check if Disclosure of Legal Proceedings Is Required Pursuant
              to Items 2(d) or 2(e)
-------------------------------------------------------------------------------
          6.  Citizenship or Place of Organization    USA citizen
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

 Number of    7.  Sole Voting Power       62,100 shares
 Shares       -----------------------------------------------------------------
 Beneficially 8.  Shared Voting Power
 Owned        -----------------------------------------------------------------
 by           9.  Sole Dispositive Power       62,100 shares
 Each         -----------------------------------------------------------------
 Reporting    10. Shared Dispositive Power
 Person With
-------------------------------------------------------------------------------
          11. Aggregate Amount Beneficially Owned     Blake Miraglia--
              by Each Reporting Person                62,100 shares; all
                                                      members of Group
                                                      collectively own 1,131,200
                                                      shares
-------------------------------------------------------------------------------
          12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
              (See Instructions)
-------------------------------------------------------------------------------
          13. Percent of Class Represented by Amount in Row (11)
                                                          .81%; 14.77% for all
                                                          members of Group
-------------------------------------------------------------------------------
          14. Type of Reporting Person (See Instructions)

              IN
              -----------------------------------------------------------------

              -----------------------------------------------------------------

              -----------------------------------------------------------------

                          STATEMENT ON SCHEDULE 13D

AS TO ALL REPORTING PERSONS:

ITEM 1 SECURITY AND ISSUER

This Statement on Schedule 13D (this "Statement") relates to the Common Stock, no par value (the "Common Stock"), of Chicago Pizza & Brewery, Inc., a California corporation (the "Company"), whose principal executive office is located at 26131 Marguerite Parkway, Suite A, Mission Viejo, CA 92692.

The response to this Item 1 is applicable to and incorporated by reference into the response of each reporting person set forth below.

ITEM 2 IDENTITY AND BACKGROUND

This Statement is filed on behalf of Alex Meruelo, an individual and United States citizen ("Meruelo"), La Pizza Loca, Inc., a California corporation ("La Pizza Loca"), Aaron Landon, an individual and United States citizen, Stephen R. Miraglia, an individual and United States citizen and Blake Miraglia, an individual and United States citizen. These individuals and La Pizza Loca are collectively referred to in this Statement as the "Group".

The response to this Item 2 is applicable to and incorporated by reference into the response of each reporting person set forth below.

ITEM 4 PURPOSE OF THE TRANSACTION

The members of the Group have decided to work together to enhance shareholder value. To that end, the Group seeks to elect at least one member to the Company's Board of Directors who is independent of management and has significant restaurant industry experience. The members of the Group also have a strong preference for nominees to the Board that hold a significant ownership interest in the Company. In this regard, the Group supports Meruelo's prior nomination of Meruelo and Raymond Perry to the Company's Board of Directors. Although each member of the Group retains the right to vote the shares held by such member individually and in that member's own interest, each of the members of the Group currently intends to vote their respective shares in favor of one or both of Messrs. Meruelo and Perry. Each member of the Group reserves the right to acquire additional securities or dispose of such securities as such member believes is in his or its interest.

The response to this Item 4 is applicable to and incorporated by reference into the response of each reporting person set forth below.

ITEM 5 INTEREST IN THE SECURITIES OF THE ISSUER

Pursuant to the joint filing agreement attached to this Statement as Exhibit 1, the Group may be deemed to have shared voting power over the 1,131,200 shares of Common Stock of the Company, constituting approximately 14.77% of the Common Stock. By reason of the provisions of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the Group may be deemed to own beneficially the 1,131,200 shares of Common Stock owned by the members individually, which, in the aggregate constitute approximately 14.77% of the Common Stock. The formation of the Group has not altered the rights that each member of the Group has to vote or dispose of shares of Common Stock beneficially owned by such member. Each of the members of the Group retains the power to vote and dispose of shares of Common Stock owned by such member prior to the formation of the Group and disclaims beneficial ownership of any portion of the shares of Common Stock held by any other member of the Group.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

One other shareholder, holding a total of 45,000 shares of Common Stock of the Company, has indicated his support for the efforts of the Group but has not executed the joint filing statement attached to this Statement as
Exhibit 1 and formally agreed to be a member of the Group. Except as contemplated by this Statement, none of the members of the Group has entered into any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company.

The response to this Item 6 is applicable to and incorporated by reference into the response of each reporting person set forth below.

ITEM 7 MATERIAL TO BE FILED AS EXHIBITS

     See Exhibit 1 attached hereto.

The response to this Item 7 is applicable to and incorporated by reference into the response of each reporting person set forth below.

INFORMATION ABOUT EACH REPORTING PERSON FOLLOWS:

AS TO ALEX MERUELO AND LA PIZZA LOCA


ITEM 2 IDENTITY AND BACKGROUND

(a) Alex Meruelo and La Pizza Loca

(b) Alex Meruelo's and La Pizza Loca's principal business address is 7920 Orangethorpe Avenue, Buena Park, CA 90620.

(c) Mr Meruelo is President and Chief Executive Officer of La Pizza Loca and owns 95% of La Pizza Loca's Common Stock. La Pizza Loca is engaged in the business of operating a chain of delivery and take-out pizza restaurants in the Southern California area.

(d)&(e) Mr. Meruelo is the sole director and executive officer of La Pizza Loca. During the last five years, he has not been convicted in any criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or, as a result of such proceeding, was or is subject to a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or (ii) finding any violation with respect to such laws.

(f) Mr. Meruelo is a United States citizen. La Pizza Loca is a California corporation.

ITEM 3 SOURCE AND AMOUNT OF FUNDS

Mr. Meruelo's purchase of shares was made with personal funds. La Pizza Loca's purchase of shares was financed through the use of La Pizza Loca's working capital.

ITEM 5 INTEREST IN SECURITIES OF THE ISSUER

See the Cover Page for information concerning the number and percentage of outstanding shares beneficially owned by Mr. Meruelo and La Pizza Loca. Neither Mr. Meruelo nor La Pizza Loca has purchased any shares of the Company's Common Stock, or warrants to purchase shares of Common Stock, during the past 60 days.

AS TO AARON LANDON

ITEM 2 IDENTITY AND BACKGROUND

(a) Aaron Landon

(b) His business address is 7522 S. Maie Ave., Los Angeles, CA  90001

(c) His principal occupation is Chief Executive Officer and Chairman of the Board of Bonded Motors, Inc.

(d)&(e)  During the last five years, neither he nor any entity identified in
Item 5 with respect to Mr. Landon has been convicted in any criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or, as a result of such proceeding, was or is subject to a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or (ii) finding any violation with respect to such laws.

(f) He is a United States citizen.

ITEM 3 SOURCE AND AMOUNT OF FUNDS

The shares identified in Item 5 were purchased by the use of trust or other personal funds.

ITEM 5 INTEREST IN SECURITIES OF THE ISSUER

See the Cover Page for information concerning the number and percentage of outstanding shares beneficially owned by Mr. Landon. Of the 73,100 shares shown as beneficially owned by Mr. Landon, (i) 71,100 are held in the Landon Family Trust of which Mr. Landon is the sole trustee, (ii) 1,000 are held in an IRA account in which Mr. Landon is the beneficiary and the trustee and
(iii) 1,000 are held in an IRA account in which Mr. Landon's wife is the beneficiary and Mr. Landon is the sole trustee. Neither the trust nor either of such accounts has purchased any shares of the Company's Common Stock, or warrants to purchase shares of Common Stock, during the past 60 days.

AS TO STEPHEN R. MIRAGLIA


ITEM 2 IDENTITY AND BACKGROUND

(a) Stephen R. Miraglia

(b) His business address is 1419 Camino Pablo, Moraga, CA  94556

(c) His principal occupation is as a private investor.

(d)&(e) During the last five years, he has not been convicted in any criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or, as a result of such proceeding, was or is subject to a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or (ii) finding any violation with respect to such laws.

(f) He is a United States citizen.

ITEM 3 SOURCE AND AMOUNT OF FUNDS

The shares were purchased by the use of personal funds.


ITEM 5 INTEREST IN SECURITIES OF THE ISSUER

See the Cover Page for information concerning the number and percentage of outstanding shares beneficially owned by Mr. Steven Miraglia. Of the 130,000 shares shown as beneficially owned by Mr. Steven Miraglia, all of such shares are held in an individual IRA account for his benefit. Mr. Steven Miraglia has not purchased any shares of the Company's Common Stock, or warrants to purchase shares of Common Stock, during the past 60 days.

AS TO BLAKE MIRAGLIA


ITEM 2 IDENTITY AND BACKGROUND

(a) Blake Miraglia

(b) His business address is 2725 Yuma Court, Walnut Creek, CA  94598

(c) His principal occupation is as vice president of First Cash, a publicly-owned check-cashing company.

(d)&(e) During the last five years, he has not been convicted in any criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or, as a result of such proceeding, was or is subject to a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or (ii) finding any violation with respect to such laws.

(f) He is a United States citizen.


ITEM 3 SOURCE AND AMOUNT OF FUNDS

The shares were purchased by the use of personal funds.


ITEM 5 INTEREST IN SECURITIES OF THE ISSUER

See the Cover Page for information concerning the number and percentage of outstanding shares beneficially owned by Mr. Blake Miraglia. Of the 62,100 shares shown as beneficially owned by Mr. Blake Miraglia, all of such shares are held in three brokerage accounts for his benefit. Mr. Blake Miraglia has not purchased any shares of Company's Common Stock, or warrants to purchase shares of Common Stock, during the past 60 days.

                                    SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                /s/ Alex Meruelo
                                ----------------------------------
                                Alex Meruelo, individually
                                and as representative of the Group

                                    EXHIBIT 1


     AGREEMENT, dated as of this 27th day of May 1999, by and between each of the persons named on the signature pages hereto, in consideration of the mutual covenants and agreements set forth herein.

     WHEREAS, each of the parties hereto beneficially owns shares (the "Shares") of common stock of Chicago Pizza & Brewery, Inc. a California corporation (the "Company"); and

     WHEREAS, the parties hereto constitute a "group" with respect to the beneficial ownership of the Shares for purposes of Rule 13d-1 and Schedule 13D promulgated by the Securities and Exchange Commission.

     NOW, THEREFORE, the parties hereto hereby agree as follows:

     1. The parties hereto shall prepare a statement containing the information required by Schedule 13D with respect to their respective interests in the Shares (the "Schedule 13D") and any necessary amendments thereto, and each of the undersigned shall be responsible for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning any other party contained therein, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

     2. Mr. Alex Meruelo shall be designated as the person authorized to receive notices and communications with respect to the Schedule 13D and any amendments thereto.

     3. Each of the undersigned hereby constitutes and appoints Alex Meruelo his, her or its true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or it and in his, her or its name, place and stead, in any and all capacities, to sign the Schedule 13D and any and all amendments thereto, and other documents in connection therewith, to be filed with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent all power and authority to do and perform each and every act requisite and necessary to be done, as fully to all intents and purposes as he, she or it might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     4. This Agreement shall not alter in any way the rights that each of the undersigned has to vote or dispose of Shares beneficially owned by the undersigned.

     5. This Agreement may be executed in counterparts, each of which taken together shall constitute one and the same instrument.

  Alex Meruelo                                   La Pizza Loca

/s/ Alex Meruelo                                 By: /s/ Alex Meruelo
-----------------                                   ---------------------


  Aaron Landon                                   Stephen R. Miraglia

/s/ Aaron Landon                                 /s/ Stephen R. Miraglia
------------------                               ------------------------


                                                 Blake Miraglia

                                                 /s/ Blake Miraglia
                                                 ------------------------